171 Collins Street Melbourne, Victoria 3000 Australia

6 April 2023 VIA EDGAR	T +61 3 9606 3333 F +61 3 9609 3015 bhp.com

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention: John Coleman and Craig Arakawa

Re:	BHP Group Limited

Form 20-F for the Fiscal Year Ended June 30, 2022

Filed September 6, 2022

File No. 001-09526

Dear Messrs. Coleman and Arakawa:

Thank you for your letter, dated March 10, 2023, setting out comments of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) relating to the Form 20-F for the year ended June 30, 2022 of BHP Group Limited (“BHP”, “we” or “our”).

BHP’s responses to the Staff’s comments are set out below. To assist in the Staff’s review, we have preceded our response with the text (in italics and bold type) of the comment as stated in your letter.

Form 20-F for the Fiscal Year Ended June 30, 2022

Exhibit 96, page 263

1.

Please revise your Western Australia Iron Ore Technical Report Summary to include the mine life for each mine area and provide a mine map of the final mine outline for each mining area as required by Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

BHP acknowledges the Staff’s comment. Beginning with its Annual Report on Form 20-F for the year ending June 30, 2023 (the “2023 Form 20-F”), BHP’s technical report summary (“TRS”) for Western Australia Iron Ore will include the mine life for each mine area and a mine map of the final mine outline for each mining area. Specifically, BHP intends to revise the corresponding disclosures in BHP’s TRS for Western Australia Iron Ore substantially as set out in the attached Appendix.

We note that Item 1302(b) of Regulation S-K requires filing a TRS only when disclosing for the first time mineral reserves or mineral resources or when there is a material change in the mineral reserves or mineral resources from the last TRS filed for the property. If BHP files an updated TRS for Western Australia Iron Ore as an exhibit to the 2023 Form 20-F, BHP undertakes to include the disclosures substantially as set out in the attached Appendix in that exhibit. If BHP does not file an updated TRS for Western Australia Iron Ore as an exhibit to the 2023 Form 20-F, BHP expects to update its previously-filed TRS by furnishing the information set out in the attached Appendix on a report on Form 6-K and incorporating that report by reference as an exhibit to the 2023 Form 20-F.

BHP Group Limited ABN 49 004 028 077 and its subsidiaries are members of the BHP Group. The BHP Group is headquartered in Melbourne, Australia.

Exhibit 96, page 263

2.

Please revise your technical reports to include annual cash flow forecasts based on an annual production schedule for the life of the project as required by Item 601(96)(iii)(B)(19)(ii) of Regulation S-K. This should include the entire discounted cash flow analysis.

As discussed on the telephone call with the Staff on March 21, 2023, BHP believes it has disclosed the results of the economic analysis in accordance with Item 601(96)(iii)(B)(19)(ii) of Regulation S-K.

BHP’s disclosures in section 19 of each TRS are intended to confirm the economic viability of the reserves. Section 19.2 of each TRS sets out the results of the economic analysis based on:

•	the annual production schedule of each asset, including the net present value and, where applicable, the internal rate of return and payback period of capital; and

•	annual cash flows, including sales revenue, operating and closure costs, capital expenditure, royalties, and taxes, as applicable, for the full mineral reserves production schedule.

We respectfully submit that, consistent with the applicable requirements, the qualified persons have summarized the material information supporting the economic analysis that is presented. In particular, each TRS sets out the basis for the capital and operating costs, closure costs, royalties and taxes that are reflected in the annual cash flow analysis and, in relevant part, identifies the average unit cost and foreign exchange rate applied to such metrics throughout the annual cash flow. Section 19 of each TRS also includes the annual production schedule of the property, which is the most significant driver of the annual cash flow profiles. BHP believes that illustrating the annual cash flows and the annual production schedule, coupled with the description of the key assumptions, parameters and methods used to demonstrate economic viability, is an effective representation of the economic analysis.

Taking into account the Staff’s comment, and to further clarify where, in each TRS, BHP has presented additional detail concerning the capital and operating costs, closure costs, royalties and taxes reflected in the cash flows of each property, BHP will include statements similar to the following under the Cash Flow Summary table included in future filings of its Annual Report on Form 20-F, beginning with the 2023 Form 20-F (new language underlined and in bold noting that section references may be updated, as applicable):

The annual cash flows presented in Figure 19-2 reflect a number of inputs, including revenue, operating costs, capital expenditure, closure and rehabilitation costs and royalties and taxes. The annual cash flows, and those inputs, are summarized in the table above. Revenues represented in the annual cash flows reflect the production presented in the production schedule shown in Figure 19-1, and the application of the commodity prices described in section 19.1.2. For further detail on other contributing inputs, please refer to the description of operating costs and capital expenditures (sections 18.1 & 18.2), foreign exchange rates (section 19.1.3), closure and rehabilitation costs (section 17.5) and royalties and taxes (section 19.1.6).

Consistent with our response to comment one above, BHP undertakes to revise its disclosure as set out above in an updated TRS, to the extent applicable in the 2023 Form 20-F, or through furnishing the supplemental disclosure on a report on Form 6-K and incorporating that report by reference into the 2023 Form 20-F.

*        *        *

We are available to discuss any of the foregoing with you at your convenience. Please contact me if you wish to discuss the information provided in this response.

Very truly yours,

/s/ David Lamont

David Lamont

Chief Financial Officer

cc:	Waldo D. Jones, Jr. (Sullivan & Cromwell)

Appendix

As discussed in BHP’s response to comment number one, it intends to make the following revisions to certain disclosures included in the technical report summary for Western Australia Iron Ore to include the mine life for each mine area and provide a mine map of the final mine outline for each mining area, beginning with its Annual Report on Form 20-F for the year ending June 30, 2023.

With respect to the mine life for each mine area, Table 13-9 at the beginning of section 13.3.1 Production rates and expected mine life of the WAIO technical report summary for the year ended June 30, 2022 will be amended and restated as shown below.

Joint Venture	Mining Area	Production Life of Mining Area
Mt Goldsworthy JV	Mining Area C	22 Years (FY23 – FY44)
	South Flank	28 Years (FY23 – FY50)

Jimblebar JV	Jimblebar	30 Years (FY23 – FY52)
	Newman Operations (Western Ridge)	27 Years (FY25 – FY52)

Mt Newman JV	Newman Operations	30 Years (FY23 – FY52)

With respect to the mine map of the final mine outline for each mining area, Figure 13-7 in section 13.2.9 Final Pit Maps of the WAIO technical report summary for the year ended June 30, 2022 will be amended and restated as shown below.

BHP Group Limited ABN 49 004 028 077 and its subsidiaries are members of the BHP Group. The BHP Group is headquartered in Melbourne, Australia.

BHP
Jimblebar Mine -South Jimblebar pit
358,500
359,250
360,000
360,750
361,500
362,250
292,000
291,500
291,000
290,500
290,000
289,500
MIND_OSA_1_C
SJB_OSAC_SJS2A_DRAFT6
Legend
Building Feature Polygons
Industrial Feature Lines
Industrial Feature Polygons
Overburden Storage Area
OSA Crest
OSA Toe
Ramp
Outline
Overburden Storage Area Outline
Recommended Pit Design
Pit Crest
Pit Toe
Ramp
Outline
Highways15-25K
Major Roads 15-25K
Haul Roads15K-20K
Rail Scale <50K
2m Contour Interval
2m Contour
10m Contour
Notes
This map mine design for South Jimblebar pit
1,016.0
0
508.00
1,016.0
Kilometres
© BHP Billiton Iron Ore
1: 20,000

BHP Newman Operations (Mt Newman JV)

315,000
318,000
321,000
324,000
327,000
330,000
333,000
305,000
302,500
300,000
297,500
295,000
292,500

Legend

- Building Feature Polygons
- Industrial Feature Lines
- Industrial Feature Polygons
- Recommended Pit Design
  - Pit Crest
  - Pit Toe
  - Ramp
  - Outline
- Highways 80-100K
- Major Roads 80-100K
- Minor Roads 80-100K
- Rail Scale 50-150K

5,080.0 0 2,540.00 5,080.0 Kilometres

1: 100,000

Notes

This map represents all pits operated for Newman Operations (Mt Newman JV)

© BHP Billiton Iron Ore

BHP

Newman Operations (Mt Newman JV) - OB29 Pit

317,250
318,000
318,750
319,500
320,250
294,000
293,500
293,000
292,500
292,000
600
650
OB29N_OSAC_2_C
OB29S_OSAC_2_C
Newman Mainline

Legend

- Building Feature Polygons
- Industrial Feature Lines
- Industrial Feature Polygons
- Overburden Storage Area
  - OSA Crest
  - OSA Toe
  - Ramp
  - Outline
- Overburden Storage Area Outline
- Recommended Pit Design
  - Pit Crest
  - Pit Toe
  - Ramp
  - Outline
- Highways15-25K
- Major Roads 15-25K
- Haul Roads15K-20K
- Minor Roads15-25K
- Rail Scale <50K
- 10m Contour Interval
  - 10m
  - 50m

1,016.0 0 508.00 1,016.0 Kilometres

1: 20,000

Notes

This map represents pit and dump design for OB29 at Newman Operations (Mt Newman JV)

© BHP Billiton Iron Ore

BHP
Newman Operations (Western Ridge) Mining Area (Jimblebar JV)
307,500
309,000
310,500
312,000
313,500
315,000
292,000
291,000
290,000
289,000
288,000
287,000
286,000
Legend
Building Feature Polygons
Industrial Feature Lines
Industrial Feature Polygons
Recommended Pit Design
Pit Crest
Pit Toe
Ramp
Outline
Highways25-60K
Major Roads 25-60K
Haul Roads30K-50K
Minor Roads25-60K
Rail Scale 50-150K
Rail Scale <50K
Notes
This map represents all pits operated for Western Ridge mining area (Jimblebar JV)
2,540.0
0
1,270.00
2,540.0
Kilometres
1: 50,000
© BHP Billiton Iron Ore

BHP

Mining Area C and South Flank (Mt Goldsworthy JV)

35,000
40,000
45,000
50,000
55,000
60,000
171,000
168,000
165,000
162,000
159,000
156,000
153,000
Mining Area C
South Flank
Legend
Building Feature Polygons
Industrial Feature Lines
Industrial Feature Polygons
Recommended Pit Design
Pit Crest
Pit Toe
Ramp
Outline
Highways 100-200K
Major Roads 100-200K
Rail Scale 50-150K
Notes
This map represents all pits operated for Mining Area C and South Flank (Mt Goldsworthy JV)
7,620.0
0
3,810.00
7,620.0
Kilometres
© BHP Billiton Iron Ore
1: 150,000

BHP South Flank Mining Area (Mt Goldsworthy JV) - Highway Pit

32,250
33,000
33,750
34,500
35,250
36,000
36,750
158,000
157,500
157,000
156,500
156,000
155,500
155,000
750
800
700
700

Legend

- Building Feature Polygons
- Industrial Feature Lines
- Industrial Feature Polygons
- Overburden Storage Area
  - OSA Crest
  - OSA Toe
  - Ramp
  - Outline
- Overburden Storage Area Outline
- Recommended Pit Design
  - Pit Crest
  - Pit Toe
  - Ramp
  - Outline
- Highways15-25K
- Major Roads 15-25K
- Haul Roads20K-30K
- Rail Scale <50K
- 10m Contour Interval
  - 10m
  - 50m

1,270.0 0 635.00 1,270.0 Kilometres

1: 25,000

Notes

This map represents final pit and dump design for Highway pit at South Flank (Mt Goldsworthy JV)

© BHP Billiton Iron Ore

BHP

Mining Area C (Mt Goldsworthy JV) - P5 & P6

54,750
55,500
56,250
57,000
57,750
58,500
59,250
168,000
167,500
167,000
166,500
166,000
165,500
165,000
800
750
750
800
850
900
800
650

Legend

- Building Feature Polygons
- Industrial Feature Lines
- Industrial Feature Polygons
- Overburden Storage Area
  - OSA Crest
  - OSA Toe
  - Ramp
  - Outline
- Overburden Storage Area Outline
- Recommended Pit Design
  - Pit Crest
  - Pit Toe
  - Ramp
  - Outline
- Highways 15-25K
- Major Roads 15-25K
- Haul Roads 20K-30K
- Rail Scale <50K
- 10m Contour Interval
  - 10m
  - 50m

1,270.0 0 635.00 1,270.0 Kilometres

1: 25,000

Notes

This map represents final pit and dump design for P5 & P6 pits at Mining Area C (Mt Goldsworthy JV)

© BHP Billiton Iron Ore